PROSPECTUS SUPPLEMENT NO. 7	Filed pursuant to Rule 424(b)(3)
(TO PROSPECTUS DATED NOVEMBER 12, 2014)	under the Securities Act of 1933
in connection with Registration
Statement No. 333-199005

MABVAX THERAPEUTICS HOLDINGS, INC.

1,615,070 Shares of Common Stock

This Prospectus Supplement No. 7 supplements and amends the prospectus dated November 12, 2014 relating to the resale of up to 1,615,070 shares of our common stock issuable upon conversion of shares of our Series A-1 Preferred Stock, including shares of our common stock issuable as a result of accrued and unpaid dividends on shares of our Series A-1 Preferred Stock through October 6, 2014.

This prospectus supplement should be read in conjunction with the prospectus dated November 12, 2014, which is to be delivered with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements to it. We will not receive any proceeds from the resale of the shares of common stock issuable upon conversion of shares of our Series A-1 Preferred Stock.

On April 6, 2015, April 8, 2015 and April 15, 2015, respectively, we filed the following attached documents with the Securities and Exchange Commission, the forms of which, without exhibits, are attached hereto:

A.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2015;

B.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2015; and

C.	Our Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2015.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7 of the prospectus, as may be updated from time to time by our quarterly and annual reports filed with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 16, 2015.

 INDEX TO FILINGS

Annex
The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2015	A
The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 8, 2015	B

The Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 15, 2015	C

ANNEX A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 31, 2015

MABVAX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-31265	93-0987903
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (858) 259-9405

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Private Placement

As of April 3, 2015, MabVax Therapeutics Holdings, Inc. (the “Company”) entered into separate subscription agreements (the “Subscription Agreement”) with accredited investors (the “Investors”) relating to the issuance and sale of $11,614,501 of units (the “Units”) at a purchase price of $0.75 per Unit, with each Unit consisting of one share of the Company’s common stock, par value $0.01 per share (the “Common Stock”) (or, at the election of any Investor who, as a result of receiving Common Stock would hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, shares of the Company’s newly designated 0% Series E Convertible Preferred Stock (the “Preferred Shares”)) and a thirty month warrant (the “Warrants”) to purchase one half of one share of Common Stock at an initial exercise price of $1.50 per share (such sale and issuance, the “Private Placement”). The Preferred Shares are governed by a Certificate of Designations, Preferences and Rights of the 0% Series E Convertible Preferred Stock (the “Certificate of Designations”) as described herein. The Company conducted an initial closing of the Private Placement on March 31, 2015 in which it sold an aggregate of $4,995,750 of Units. Following the initial closing the Company entered into separate reconfirmation agreements with the Investors in order to extend the initial closing date, increase the offering amount, and adopt a lockup agreement (the “Lockup Agreement”) which was entered by all Investors who elected to continue their investment. A second closing was held on April 3, 2015 in which the Company entered into separate Subscription Agreements for an additional $6,618,751 of Units. Of the Subscription Agreements accepted, Investors elected, and the Company issued, $3,500,000 of Units consisting of Preferred Shares on April 3, 2015.

OPKO Health, Inc. (“OPKO”) was the lead investor in the Private Placement and purchased $2,500,000 of Units consisting of Preferred Shares.

Except for certain issuances, for a period beginning on the closing date of the Private Placement and ending on the date that is the earlier of (i) 24 months from the final closing date of the Private Placement (the “Final Closing Date”), (ii) the date the Company consummates a financing (excluding proceeds from the Private Placement) in which the Company receives gross proceeds of at least $10,000,000 and (iii) the date the Common Stock is listed for trading on a national securities exchange (such period until the earlier date, the “Price Protection Period”), in the event that the Company issues any shares of Common Stock or securities convertible into Common Stock at a price per share or conversion price or exercise price per share that is less than $0.75 (a “Lower Price Issuance”), the Company shall issue to the Investors such additional number of shares of Common Stock such that the Investor shall own an aggregate total number of shares of Common Stock as if they had purchased the Units at the price of the lower price issuance. No adjustment in the Warrants is required in connection with a Lower Price Issuance.

The Preferred Shares are convertible into shares of Common Stock (the “Conversion Shares”) based on a conversion calculation equal to the stated value of the of such Preferred Share, plus all accrued and unpaid dividends, if any, on such Preferred Share, as of such date of determination, divided by the conversion price. The stated value of each Preferred Share is $75 and the initial conversion price is $0.75 per share, each subject to adjustment for stock splits, stock dividends, recapitalizations, combinations, subdivisions or other similar events. In addition, during the Price Protection Period, in the event the Company issues or sells, or is deemed to issue or sell, shares of Common Stock at a per share price that is less than the conversion price then in effect, the conversion price shall be reduced to such lower price, subject to certain exceptions. The Company is prohibited from effecting a conversion of the Preferred Shares to the extent that, as a result of such conversion, such Investor would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion of the Preferred Shares, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99% (the “Beneficial Ownership Limitation”). Each holder is entitled to vote on all matters submitted to stockholders of the Company, and shall have the number of votes equal to the number of shares of Common Stock issuable upon conversion of such holder’s Preferred Shares, but not in excess of the Beneficial Ownership Limitation. The Preferred Shares bear no interest.

The Warrants are exercisable, at any time following the date the Warrants are issued, at a price of $1.50 per share, subject to adjustment, and expire thirty months from the date of issuance. The holders may, subject to certain limitations, exercise the Warrants on a cashless basis. The Company is prohibited from effecting an exercise of any Warrant to the extent that, as a result of any such exercise, the holder would beneficially own more than 4.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon exercise of such Warrant, which beneficial ownership limitation may be increased by the holder up to, but not exceeding, 9.99%.

The Company has also granted each Investor, pursuant to the terms of the Subscription Agreement, prior to the expiration of 24 months following the Final Closing Date, a right of participation in the Company’s financings.

In the event the Company conducts certain private or public offerings of its securities, each Investor has agreed, if requested by the underwriter or placement agent so engaged by the Company in connection with such offering, to refrain from selling any securities of the Company for a period of up to 60 days.

As a condition to OPKO’s investment in the Private Placement, each of the other Investors in the Private Placement agreed to execute the Lockup Agreement in favor of the Company, restricting the sale of 50% of the securities underlying the Units purchased by them for a period of 6 months and the remaining 50% prior to the expiration of 1 year following the Final Closing Date.

On April 6, 2015 the $6,618,751 from the second closing was released and the Company agreed that the net proceeds of such closing would be paid into and held under and the terms of an escrow agreement with Signature Bank, N.A (the “Escrowed Funds”) pending the approval of a representative of OPKO or 8 weeks thereafter, unless released sooner or extended by the representative. In connection with the OPKO investment, Steven Rubin, Esq. was appointed advisor to the Company and has the right to take action with respect to the Escrowed Funds, The Escrowed Funds shall be returned to the applicable Investors and the Company shall have no further obligation to issue Units to such Investors in the event the release conditions are not met.

The offering is being made pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”). The Company has undertaken, pursuant to the registration rights agreement (the “Registration Rights Agreement”) between the Company and each of the Investors to file a registration statement to register 25% of the total number of shares of Common Stock issued in the Private Placement and 25% of the Conversion Shares, within sixty days following the Closing Date, to have such registration statement declared effective by the Securities and Exchange Commission within one hundred and twenty days from such filing date and to maintain the effectiveness of the registration statement until all of the Common Stock and Conversion Shares, have been sold or are otherwise able to be sold pursuant to Rule 144. In the event the Company fails to file within the sixty day period or have such registration statement declared effective within the one hundred and twenty day period, the Company is obligated to pay liquidated damages to the Investors for every thirty days during which such filing is not made and/or effectiveness obtained, such fee being subject to certain exceptions.

The Company paid commissions to broker-dealers in the aggregate amount of $523,793 in connection with the Private Placement.

The Units, the Common Stock, the Preferred Shares and the Warrants have not been registered under the Securities Act, or the securities laws of any state, and were offered and issued in reliance on the exemption from registration under the Securities Act, afforded by Section 4(a)(2).

The foregoing descriptions of the Subscription Agreement, the Registration Rights Agreement, the Lockup Agreement, the Warrants and the Preferred Shares are not complete and are qualified in their entireties by reference to the full text of the Form of Subscription Agreement, the Form of Registration Rights Agreement, the form of Lockup Agreement, the Form of Common Stock Purchase Warrant and the Certificate of Designations, copies of which are filed as Exhibit 10.1, Exhibit 10.2, Exhibit 10.3, Exhibit 4.1 and Exhibit 4.2, respectively, to this report and are incorporated by reference herein.

The Company issued a press release on April 6, 2015 announcing the Private Placement, which press release is attached as Exhibit 99.1 to this report.

Consulting Agreement

On April 5, 2015, the Company entered into a consulting agreement with The Del Mar Consulting Group, Inc. and Alex Partners, LLC (the “Consultants”) pursuant to which the Consultants shall provide investor relations services to the Company for a period of 12 months in consideration for 300,000 shares of the Company’s restricted Common Stock. The Consultants shall be entitled to an additional 200,000 shares of the Company’s restricted common stock upon the Company’s achieving one or more milestones, including the Company’s common shares being listed on a national exchange.

The foregoing description of the Del Mar Consulting Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 10.4 to this report and are incorporated by reference herein.

The shares of Common Stock issued to Del Mar pursuant to the Del Mar Consulting Agreement have not been registered under the Securities Act, or the securities laws of any state, and were offered and issued in reliance on the exemption from registration under the Securities Act, afforded by Section 4(a)(2).

After giving effect to the transactions contemplated in this Current Report, the Company has 18,146,662 shares of Common Stock issued and outstanding, 237,647 shares of Series D Preferred Stock outstanding convertible into an aggregate of 23,764,700 shares of Common Stock, and 46,666 shares of Series E Preferred Stock outstanding convertible into an aggregate of 4,666,666 shares of Common Stock, without giving effect to any beneficial ownership limitation.

Item 3.02	Unregistered Sales of Equity Securities.

Reference is made to the disclosure set forth under Item 1.01 above, which is incorporated by reference, in its entirety, into this Item 3.02.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 3, 2015, Michael Wick resigned from his position as a director of the Company and all committees thereof. Mr. Wick did not resign due to any disagreement with the Company or its management regarding any matters relating to the Company’s operations, policies or practices.

On April 3, 2015, the Board appointed Thomas Varvaro as a Class I director and member of each of the Company’s Audit Committee, Compensation Committee and Nominating Committee, in order to fill the vacancy created by Mr. Wick’s resignation.

Thomas C. Varvaro, 45, has served as the ChromaDex Corp. (OTCQX: CDXC) Chief Financial Officer since January 2004 and Secretary since March 2006. He also served as a director of ChromaDex Corporation from March 2006 until May 2010. Mr. Varvaro is responsible for overseeing all of ChromaDex Corporation’s aspects of accounting, information technology, Intellectual Property management and human resources management. Mr. Varvaro has extensive process mapping and business process improvement skills, along with a solid information technology background that includes management and implementation experiences ranging from custom application design to enterprise wide system deployment. Mr. Varvaro also has hands-on experience in integrating acquisitions and in new facility startups. In working with manufacturing organizations Mr. Varvaro has overseen plant automation, reporting and bar code tracking implementations. Mr. Varvaro also has broad legal experience in intellectual property (IP), contract and employment law. From 1998 to 2004, Mr. Varvaro was employed by Fast Heat Inc., a Chicago, Illinois based Global supplier to the plastics, HVAC, packaging, and food processing industries, where he began as controller and was promoted to chief information officer and then chief financial officer during his tenure. During his time there Mr. Varvaro was responsible for all financial matters including accounting, risk management and human resources. From 1993 to 1998, Mr. Varvaro was employed by Leaf Bakery, Inc., Chicago, Illinois, during its rise to becoming a national leader in specialty products. During his tenure Mr. Varvaro served in information technology and accounting roles, helping to shepherd the company from a single facility to national leader in specialty food products. Mr. Varvaro has a B.S. in Accounting from University of Illinois, Urbana-Champaign and has been certified as a Certified Public Accountant.

In connection with his appointment, Mr. Varvaro received under the Company’s Non-Employee Director Board Compensation Policy, (i) 34,250 restricted shares of Common Stock pursuant to the Company’s Second Amended and Restated 2014 Employee, Director and Consultant Equity Incentive Plan which shall have three year annual vesting from the date of the grant, subject to the Mr. Varvaro’s continued service on the Board, and (ii) a non-qualified stock option to purchase up to 34,250 shares of the Common Stock which shall (A) have three year annual vesting, and (B) have an exercise price equal to $2.30 per share representing the fair market value of shares of the Company’s Common Stock on the date of grant.

Mr. Varvaro has no family relationship with any of the executive officers or directors of the Company. There are no arrangements or understandings between Mr. Varvaro and any other person pursuant to which he was appointed as a director of the Company.

Compensation Structure

On April 3, 2015, the Board ratified the Compensation Committee’s implementation of the below compensation for all incoming non-employee members of the Board:

•
Each Non-employee Board member shall receive a cash retainer of $24,000 per year. Chairmen of each committee shall receive an additional cash retainer as follows: (i) $12,000 for the Chairman of the Audit Committee; (ii) $8,000 for the Chairman of the Compensation Committee; and (iii) $5,000 for the Chairman of the Nominating Committee. All such retainers will be paid on a quarterly basis;

•
Each current Board member will receive a one time grant, and each new member going forward shall receive an initial one time grant of: 68,500 shares of Common Stock, half of which shall be comprised of restricted stock units and half of which shall be comprised of stock option with three year annual vesting; and

•	Each Non-employee Board member will also receive an automatic annual grant of 35,000 stock options, with one year vesting.

Livingston Grant

On April 4, 2015, Philip Livingston agreed to a restricted stock award by the Company of 1,000,000 shares for his continuing service to the Company which shall vest in three equal tranches on each annual anniversary of the grant.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

4.1	Form of Common Stock Purchase Warrant

4.2	Certificate of Designations, Preferences and Rights of the 0% Series E Convertible Preferred Stock

10.1	Form of Subscription Agreement

10.2 10.3 10.4	Form of Registration Rights Agreement Form of Lockup Consulting Agreement between the Company and Del Mar Consulting, Inc.

99.1	Press Release dated April 6, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MABVAX THERAPEUTICS HOLDINGS, INC.

Dated: April 6, 2015	/s/ J. David Hansen
J. David Hansen
President and Chief Executive Officer

ANNEX B

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 2, 2015

MABVAX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-31265	93-0987903
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (858) 259-9405

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02    Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On April 2, 2015, the Compensation Committee of the Board of Directors (the “Board”) of MabVax Therapeutics Holdings, Inc. (the “Company”) approved the 2015 Management Bonus Plan (the “Management Plan”) outlining maximum target bonuses of the base salaries of certain of the Company’s executive officers.  Under the terms of the Management Plan, the Company’s Chief Executive Officer shall receive a maximum target bonus of up to 50% of his annual base salary, the Chief Financial Officer shall receive a maximum target bonus of up to 35% of his annual base salary and the Company’s Vice President shall receive a maximum target bonus of up to 25% of his annual base salary.

On April 4, 2015, the Board approved the following Non-Employee Director Policy (the “Incumbent Director Policy”) with respect to incumbent non-employee members of the Board in the event that they are replaced before their term expires:

•	A one-time issuance of 20,000 restricted shares of common stock;
•	The vesting of all options and restricted stock grants held on such date; and
•	The payment of all earned but unpaid cash compensation for their services on the Board and its committees, as of such date.

On April 4, 2015, in connection with his resignation from the Board, Michael Wick received a one- time restricted stock grant of 20,000 shares under the Incumbent Director Policy.

                On April 4, 2015, the Board approved the issuance of an additional restricted fully vested stock award of 131,500 shares to Jeffrey Ravetch (the “Additional Ravetch Award”).  The Additional Ravetch Award was granted in addition to the prior award to Mr. Ravetch on April 2, 2015 of: (i) 34,250 restricted shares and (ii) options to purchase 34,250 shares of common stock with an exercise price of $2.30 per share, for a total grant of 200,000 restricted shares and options.

Livingston Grant

The Company previously reported the approval of a restricted stock award to Philip Livingston on April 4, 2015 in its Current Report on Form 8-K filed with the Securities and Exchange Commission on April 6, 2015 (the “Prior Report”) in which Mr. Livingston received 1,000,000 restricted shares (the “Livingston Award”) for his continuing service to the Company.  The Company is updating the disclosure in the Prior Report with respect to the Livingston Award to clarify that the Livingston Award was fully vested upon issuance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MABVAX THERAPEUTICS HOLDINGS, INC.

Dated: April 8, 2015	/s/ J. David Hansen
J. David Hansen
President and Chief Executive Officer

ANNEX C

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 10, 2015

MABVAX THERAPEUTICS HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	000-31265	93-0987903
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11588 Sorrento Valley Rd., Suite 20
San Diego, CA 92121
(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (858) 259-9405

N/A
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

Item 3.02 Unregistered Sales of Equity Securities.

 Background

On April 6, 2015, MabVax Therapeutics Holdings, Inc. (the “Company”) filed a Current Report on Form 8-K (the “Prior 8-K”) disclosing that it had entered into separate subscription agreements (the “Subscription Agreement”) with accredited investors (the “Investors”) relating to the issuance and sale of $11,614,501 of units (the “Units”) at a purchase price of $0.75 per Unit, with each Unit consisting of one share of the Company’s common stock, par value $0.01 per share (the “Common Stock”) (or, at the election of any Investor who, as a result of receiving Common Stock would hold in excess of 4.99% of the Company’s issued and outstanding Common Stock, shares of the Company’s newly designated  0% Series E Convertible Preferred Stock (the “Preferred Shares”)) and a thirty month warrant (the “Warrants”) to purchase one half of one share of Common Stock at an initial exercise price of $1.50 per share (such sale and issuance, the “Private Placement”).  This amount was subsequently increased by the issuance and sale of an additional $100,000 of Units prior to release of funds from the second closing held in escrow.

The Company conducted an initial closing of the Private Placement on March 31, 2015 in which it sold an aggregate of $4,995,750 of Units and a second closing was held on April 3, 2015 in which the Company sold an additional $6,718,751 of Units.  The proceeds from the second closing were released from escrow on April 10, 2015, except as otherwise discussed herein.

OPKO Health, Inc. (“OPKO”) was the lead investor in the Private Placement and subscribed for $2,500,000 of Units consisting of Preferred Shares, which were the only Preferred Shares issued in the Private Placement.  Frost Gamma Investments Trust (“FGIT”) purchased $1,000,000 of Units consisting of Common Stock.

Escrow Agreement

 On April 14, 2015, as a condition to participation by OPKO and FGIT in the Private Placement, the Company entered into an Escrow Deposit Agreement with Signature Bank N.A. and OPKO (the “Escrow Agreement”) pursuant to which the subscriptions of OPKO and FGIT, totaling, $3.5 million (the “Escrowed Funds”), are to be deposited into and held at Signature Bank as Escrowed Funds.  The Escrowed Funds are to be released to the Company only upon approval of a representative of OPKO within 10 weeks of entering into the Escrow Agreement, unless released sooner or extended by the OPKO representative.  The Escrowed Funds shall be returned, and the Company shall have no further obligation to issue Units to OPKO or FGIT, in the event the release conditions are not met.

 The foregoing description of the Escrow Agreement is not complete and is qualified in its entirety by reference to the full text of the Escrow Agreement, a copy of which is filed as Exhibit 10.1 to this Report and is incorporated by reference herein.

The disclosure in this Current Report on Form 8-K updates and supersedes the information in the Prior 8-K.

After giving effect to the transactions described herein and in the Prior Report, as of the date of this Current Report on Form 8-K, the Company has 24,100,546 shares of Common Stock issued and outstanding, 237,647 shares of Series D Preferred Stock outstanding convertible into an aggregate of 23,764,700 shares of Common Stock, and 33,333 shares of Series E Preferred Stock outstanding convertible into an aggregate of 3,333,333 shares of Common Stock, without giving effect to any beneficial ownership limitation (including for such purposes the OPKO and FGIT issuances subject to escrow), and inclusive of all issuances made to date, subject to the description of the Escrow Agreement and Escrowed Funds, above.

The Units described were offered and sold solely to “accredited investors” in reliance on the exemption from registration afforded by Rule 506 of Regulation D and Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).  In connection with the sale of the Units, the Company relied on the Investors' written representations as to its status as an "accredited investor" as defined in Rule 501(a) of Regulation D.  In addition, neither the Company nor anyone acting on its behalf has offered or sold these securities by any form of general solicitation or general advertising.

Warrant Exercise

On April 14, 2015, the Company issued an aggregate of 914,292 shares of Common Stock pursuant to the cashless exercise and delivery of  an aggregate of 1,349,999 Series E Warrants. As of April 14, 2015, 6,459,665 Series E Warrants to purchase Common Stock at an exercise price of $1.50 per share remained outstanding.

The shares were issued pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

10.1	Form of Escrow Deposit Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MABVAX THERAPEUTICS HOLDINGS, INC.

Dated: April 15, 2015	/s/ J. David Hansen
J. David Hansen
President and Chief Executive Officer